UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2008

Commission File No. 0-52457

Anglo Canadian Uranium Corp.

Registrant's Name

The Marine Building, Suite 1150 – 355 Burrard Street, Vancouver, B.C., V6C 2G8

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

News Release dated June 5, 2008

99.2

News Release dated June 20, 2008

99.3

Interim Financial Statements for the nine months ended April 30, 2008

99.4

Management Discussion & Analysis for the nine months ended April 30, 2008

99.5

Certification – CEO and CFO, as required by Canadian regulators

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anglo Canadian Uranium Corp.

(Registrant)

By

/s/ Donna M. Moroney

Donna M. Moroney,

Corporate Secretary

Date     June 30, 2008